Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

24 November 2003

03045013

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SEC MAIL PROCESSING RECEIVED DEC - 9 2003 WASH. D.C. 158 SECTION

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

SUPPL

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Yours faithfully

Sandra Walters

dw 12/11

Sandra Walters
Assistant Company Secretary

Enc:

BRAMBLES INDUSTRIES PLC
DIRECTORS' INTERESTS

The following announcement has been released to the Australian Stock Exchange for Brambles Industries Limited

Contact Sandra Walters, Assistant Company Secretary
Tel 020 7659 6039

24 November 2003

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES INDUSTRIES LIMITED** ("BIL")	**BRAMBLES INDUSTRIES PLC** ("BIP")
ABN	22 000 129 868	N/A

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DONALD ROBERT ARGUS
Date of last notice	8 September 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares purchased by Alamiste Pty Ltd Super Fund (trustee of family trust)
Date of change	20 November 2003
No. of securities held prior to change	BIL - 106,129 ordinary shares held by Alamiste Pty Ltd BIP - Nil
Class	Ordinary Shares
Number acquired	11,000

FILE NO. 82-5205

Number disposed	No net change
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$49,830.00
No. of securities held after change	BIL - 117,129 ordinary shares held by Alamiste Pty Ltd BIP - Nil
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

FILE NO. 82-5205

BRAMBLES INDUSTRIES PLC
DIRECTORS' INTERESTS

The following announcement has been released to the Australian Stock Exchange for Brambles Industries Limited

Contact Sandra Walters, Assistant Company Secretary
Tel 020 7659 6039

24 November 2003

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES INDUSTRIES LIMITED** ("BIL")	**BRAMBLES INDUSTRIES PLC** ("BIP")
ABN	22 000 129 868	N/A

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DAVID JOHN TURNER
Date of last notice	10 September 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Trustee of Pershing Keen Nominees Limited
Date of change	21 November 2003

FILE NO. 82-5205

No. of securities held prior to change	BIL - Rights to 225,841 ordinary shares (Sign on Grant) Options over 278,300 ordinary shares exercisable at $11.24 per share. Options over 540,740 ordinary shares exercisable at $7.08 per share. Options over 735,832 ordinary shares exercisable at $4.75 per share. Options over 665,398 ordinary shares exercisable at $4.66 per share. Options over 606,572 Performance Shares 168,025 shares held directly 10,000 shares held by Mrs J A Turner BIP - 9,094 shares held by Mrs J A Turner 21,158 shares held by Pershing Keen Nominees Limited, of which D J Turner ceased to be a trustee on 22 March 2003.
Class	ORD
Number acquired	BIL - 20,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$90,600.00
No. of securities held after change	BIL - Rights to 225,841 ordinary shares (Sign on Grant) Options over 278,300 ordinary shares exercisable at $11.24 per share. Options over 540,740 ordinary shares exercisable at $7.08 per share. Options over 735,832 ordinary shares exercisable at $4.75 per share. Options over 665,398 ordinary shares exercisable at $4.66 per share. Options over 606,572 Performance Shares 188,025 shares held directly 10,000 shares held by Mrs J A Turner BIP - 9,094 shares held by Mrs J A Turner
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	

FILE NO. 82-5205

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

1 December 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

S G Walters

Sandra Walters
Assistant Company Secretary

Enc:

Company	Brambles Industries PLC
TIDM	BI.
Headline	Madrid Site Visit Dec 2003
Released	07:00 1 Dec 2003
Number	6434S

RNS Number:6434S
Brambles Industries PLC
01 December 2003

BRAMBLES INDUSTRIES PLC
Company number: 4134697

PRESENTATIONS TO ANALYSTS, INSTITUTIONAL INVESTORS AND BANKERS

Brambles will be hosting a number of presentations for analysts, institutional investors and bankers, together with visits to some of its operations, in Madrid, on Monday 1 December and Tuesday 2 December 2003.

No new material is to be included in the presentations, and no change is to be made to the Outlook Statement issued on 2 September and subsequently confirmed at the Annual General Meeting.

The presentations will be webcast live at approximately those times detailed below. Copies of the slides used will also be placed on the Brambles website. Please refer to www.brambles.com/madrid for further details.

Monday 1 December 2003
09.00 a.m. - Welcome by David Turner, CEO
09.35 a.m. - Cleanaway

Tuesday 2 December 2003
07.30 a.m. - Brambles Industrial Services
08.00 a.m. - CHEP
12.45 p.m. - Recall

For further information, contact:

UK		
Investor	Sue Scholes, Head of Investor Relations	+44 (0) 7711 405 666
Media	Richard Mountain, Financial Dynamics	+44 (0) 20 7269 7291
Australia		
Investor	John Hobson, Head of Investor Relations	+61 (0) 414 239 188
Media	Jeannette McLoughlin, Group General Manager, Corporate Communications	+61 (0) 2 9256 5255 Mobile +61 (0) 401 990 425

Brambles is globally headquartered in Australia